Exhibit 12.1

KRATON PERFORMANCE POLYMERS, INC.

Ratio of Earnings to Fixed Charges

(In thousands)

	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Fixed Charges:
+ Interest expensed	27,550	24,127	23,422	22,509	29,866
+ Interest capitalized	4,180	2,648	2,259	520	0
+ Amortization of debt issuance costs	7,389	2,986	6,722	2,071	4,090
+ Amortization of debt premium	(153)	(108)	0	0	0
+ Estimate of interest within rental expense	3,747	4,259	2,846	2,205	1,734
Total fixed charges	42,713	33,912	35,249	27,305	35,690
Earnings:
+ Pre-tax income (loss)	(4,862)	3,115	91,509	111,858	(1,657)
- Income from equity investees	(530)	(530)	(529)	(487)	(403)
+ Fixed charges	42,713	33,912	35,249	27,305	35,690
+ Amortization of capitalized interest	418	265	226	0	0
+ Distributed income of equity investees	422	400	515	403	433
- Interest capitalized	(4,180)	(2,648)	(2,259)	(520)	0
Total Earnings	33,981	34,514	124,711	138,559	34,063
Deficiency (Surplus)	8,732	(602)	(89,462)	(111,254)	1,627
Ratio	0.80	1.02	3.54	5.07	0.95
Ratio of Earnings to Fixed Charges	0.80:1.00	1.02:1.00	3.54:1.00	5.07:1.00	0.95:1.00

Our earnings were insufficient to cover our fixed charges by approximately $8.7 million and $1.6 million for the years ended December 31, 2013 and 2009, respectively.